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          Karen Hampton            Mike Holland            800-555-5259 or
          313-594-4410             313-323-8221            313-845-8540



FOR IMMEDIATE RELEASE


FORD TO ACQUIRE REMAINDER OF HERTZ


DEARBORN, Mich., Sept. 21, 2000 - Ford Motor Company [NYSE: F] announced today that it has proposed to acquire the 18.5 percent of The Hertz Corporation [NYSE:
HRZ] outstanding stock that the automaker does not already own through a merger transaction.

In the proposed merger, the public shareholders of Hertz would receive $30 for each share of Hertz Class A common stock they own. The $30 per share price represents a premium of approximately 24 percent over the Sept. 20 closing price for Hertz stock as listed on the New York Stock Exchange Composite Index.

"Since the Hertz IPO in 1997, we have intensified our focus on becoming the world's leading consumer company for automotive products and services," said Henry Wallace, Ford Motor Company chief financial officer. "Hertz is one of the world's strongest brands and an integral part of this focus. Acquiring the minority interest will support this strategy and enhance the operating flexibility between us and Hertz."


______________________________________________________________________________
Media Information Center, Telephone: 1.800.665.1515 or 1.313.621.0504;
Fax: 1.313.845.7512
Email: media@ford.com; Internet: http://media.ford.com

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Ford's  proposal is subject to approval  of the Hertz  board of  directors,  the board's favorable recommendation to Hertz shareholders and the negotiation, execution and performance of a definitive merger agreement.

Ford is being advised by J.P. Morgan & Co., Inc. on the proposed merger transaction.
                                      # # #

Investors are urged to read the relevant documents that will be filed with the U.S. Securities and Exchange Commission by Ford and/or Hertz if the proposed merger transaction proceeds. Investors will be able to obtain a free copy of the documents filed with the SEC at http://www.sec.gov. Investors also will be able to obtain a free copy of the relevant documents by contacting Ford Motor Company by mail at Shareholder Relations, One American Road, Dearborn, MI 48126-2798, by phone at (800) 555-5259 (within the U.S. and Canada) or (313) 845-8540 (outside the U.S. and Canada), or by email at stockinf@ford.com.